Exhibit 1
AMALGAMATION AGREEMENT
THIS AMALGAMATION AGREEMENT is dated as of the 19th day of September, 2006
AMONG:
CANADA SOUTHERN PETROLEUM LTD.
a corporation governed by the laws of the Province of Alberta (“CSP”)
and
1265817 ALBERTA LTD.
a corporation governed by the laws of the Province of Alberta (“Newco”)
and
CANADIAN OIL SANDS LIMITED
a corporation governed by the laws of the Province of Alberta (“COSL”)
and
1212707 ALBERTA LTD.
a corporation governed by the laws of Alberta (“1212707”)
RECITALS:
A.	CSP and Newco have agreed to amalgamate pursuant to the Business Corporations Act (Alberta) and upon the terms and conditions set forth herein;
B.	the authorized share capital of CSP consists of an unlimited number of common shares and an unlimited number of junior and senior preferred shares, issuable in series of which 15,052,770 common shares are issued and outstanding and no junior or senior preferred shares are issued and outstanding as of the date hereof;
C.	the authorized share capital of Newco consists of an unlimited number of common shares and an unlimited number of preferred shares of which 172,890,078 common shares are issued and outstanding as of the date hereof, all of which are owned by 1212707, and no preferred shares are issued and outstanding;
D.	the authorized share capital of 1212707 consists of an unlimited number of common shares and an unlimited number of preferred shares of which one common share is issued and outstanding as of the date hereof, which is owned by COSL, and no preferred shares are issued and outstanding;
E.	Newco owns 11,814,265 common shares of CSP, representing approximately 78% of the issued and outstanding common shares of CSP;
F.	In accordance with the terms and conditions of the Pre-Acquisition Agreement dated June 26, 2006 between CSP and 1212707, as amended, 1212707 has agreed to use all commercially reasonable efforts to acquire, and CSP has agreed to use all commercially reasonable efforts to assist 1212707 to acquire the balance of the common shares of CSP by way of a statutory arrangement, amalgamation, reorganization, consolidation, recapitalization or other type of acquisition transaction and the amalgamation provided for herein will result indirectly in the acquisition by 1212707 of the balance of the common shares of CSP;
G.	CSP and Newco have each made disclosure to the other of their respective assets and liabilities; and
H.	it is desirable that this amalgamation be effected.

     NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereby agree as follows:
1.	Interpretation

In this Agreement:

“ABCA” means the Business Corporations Act (Alberta);

“Agreement” means this amalgamation agreement, and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this amalgamation agreement;

“Amalco” means the corporation continuing as a result of the Amalgamation;

“Amalco Common Shares” means the common shares in the share capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule A hereto, which forms an integral part hereof;

“Amalco Redeemable Preferred Shares” means the class A redeemable preferred shares in the share capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule A hereto, which forms an integral part hereof;

“Amalgamating Corporations” means CSP and Newco;

“Amalgamation” means the amalgamation of the Amalgamating Corporations as contemplated in this Agreement;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in the Province of Alberta;

“Consideration” means U.S.$13.10 in cash per share, payable on the redemption of the Amalco Redeemable Preferred Shares to be issued by Amalco to Shareholders (other than Dissenting Shareholders and Newco) in connection with the Amalgamation, as more fully described in this Agreement;

“CSP Shares” means the issued and outstanding common shares in the share capital of CSP;

“Dissenting Shareholder” means a registered Shareholder who, in connection with the special meeting of the Shareholders to approve this Agreement and the Amalgamation, has exercised the right to dissent pursuant to section 191 of the ABCA in compliance with the provisions thereof and who has not withdrawn the notice of the exercise of such rights and in respect of which CSP has not rescinded the resolution to approve this Agreement and the Amalgamation;

“Dollars” or “$” means the lawful currency of United States;

“Effective Date” means the date shown on the certificate of amalgamation to be issued in respect of the Amalgamation;

“fair value”, where used in relation to a CSP Share held by a Dissenting Shareholder, means fair value as determined by the Court under section 191 of the ABCA or as agreed between Amalco and the Dissenting Shareholder;

“Meeting” means the special meeting (and any adjournments thereof) of Shareholders to be held to consider the approval of the special resolution to approve this Agreement and the Amalgamation;

“Newco Common Shares” means common shares in the share capital of Newco; and

“Redemption Date” means the day on which Amalco Redeemable Preferred Shares are redeemed by Amalco.
     Words and phrases used but not defined in this Agreement and defined in the ABCA shall have the same meaning in this Agreement as in the ABCA unless the context or subject matter otherwise requires.
2.	Agreement to Amalgamate
     The Amalgamating Corporations hereby agree to amalgamate and to continue as one corporation under the provisions of the ABCA as of the Effective Date, on the terms and conditions set out in this Agreement.
3.	Name
     The name of Amalco shall be: “Canadian Arctic Gas Ltd.”
4.	Registered Office
     The registered office of Amalco shall be located in the City of Calgary, in the Province of Alberta at 2500 First Canadian Centre, 350 — 7th Avenue S.W., Calgary, Alberta T2P 3N9.
5.	Authorized Share Capital
     The authorized share capital of Amalco shall consist of an unlimited number of Amalco Common Shares and an unlimited number of Amalco Redeemable Preferred Shares. The rights, privileges, restrictions and conditions attaching to each class of shares of Amalco shall be as described in Schedule A hereto, which forms an integral part hereof.
6.	Number of Directors
     The board of directors of Amalco shall, until otherwise changed in accordance with the ABCA, consist of a minimum number of three (3) and a maximum number of ten (10) directors. Subject to section 106 of the ABCA, the directors, in order to increase the number of directors within the limits prescribed by the articles, may appoint one (1) or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, but the total number of directors so appointed shall not exceed one third (1/3) of the number of directors who held office at the expiration of the last annual meeting of the shareholders.
7.	Initial Directors
     The first directors of Amalco shall be the persons whose names and addresses appear below:

NAME	ADDRESS	CANADIAN RESIDENT
Marcel R. Coutu	2500, 350 7 Avenue SW	Yes
Calgary, Alberta T2P 3N9

Trudy M. Curran	2500, 350 7 Avenue SW	Yes
Calgary, Alberta T2P 3N9

Allen R. Hagerman	2500, 350 7 Avenue SW	Yes
Calgary, Alberta T2P 3N9

Ryan M. Kubik	2500, 350 7 Avenue SW	Yes
Calgary, Alberta T2P 3N9

     Such directors shall hold office until the next annual meeting of shareholders of Amalco or until their successors are elected or appointed.
8.	By Laws
     The by laws of Amalco, until repealed, amended or altered, shall be the by laws of CSP.
9.	Treatment of Issued Share Capital
     On the Effective Date:
(a)	each issued and outstanding CSP Share shall be converted into one Amalco Redeemable Preferred Share, other than those CSP Shares held by Dissenting Shareholders and those CSP Shares held by Newco;

(b)	each issued and outstanding CSP Share held by Newco shall be cancelled without any repayment of capital in respect thereof;

(c)	each issued and outstanding Newco Common Share shall be converted into one Amalco Common Share; and

(d)	each Dissenting Shareholder shall cease to have any rights as a Shareholder other than the right to be paid the fair value in respect of CSP Shares held by such Dissenting Shareholder in accordance with the provisions of the ABCA.
10.	Stated Capital Accounts
     The aggregate stated capital accounts in the records of Amalco shall be the aggregate of the paid up capital (as defined in the Income Tax Act (Canada)) of each of the Amalgamating Corporations less (i) the amount of paid up capital (as so defined) of the CSP Shares held by Newco cancelled on the Amalgamation; and (ii) the amount of paid up capital (as so defined) of the CSP Shares held by Dissenting Shareholders and shall be allocated to the stated capital account for the Amalco Redeemable Preferred Shares and the Amalco Common Shares as follows:
(a)	to the Amalco Redeemable Preferred Shares the amount of $1.25 per Amalco Redeemable Preferred Share; and

(b)	the balance of such aggregate paid up capital (as so defined) to the Amalco Common Shares
11.	Share Certificates
     No certificates shall be issued in respect of the Amalco Redeemable Preferred Shares issued pursuant to the Amalgamation and such shares shall be evidenced by the certificates representing CSP Shares (other than certificates representing CSP Shares held by Dissenting Shareholders and Newco).
     On the Effective Date, share certificates evidencing CSP Shares and Newco Common Shares shall cease to represent any claim upon or interest in CSP or Newco, as the case may be, other than the right of the holder to receive that which is provided for in sections 9, 13 and 15 hereof.
12.	General Conditions Precedent
     The respective obligations of the Amalgamating Corporations to consummate the transactions contemplated hereby, and in particular the Amalgamation, are subject to the satisfaction, on or before the Effective Date, of the following conditions any of which may be waived by the mutual consent of Amalgamating Corporations without prejudice to their right to rely on the other condition:

(c)	this Agreement and the transactions contemplated hereby, including in particular the Amalgamation, shall have been approved by the shareholders of each of the Amalgamating Corporations in accordance with the provisions of the ABCA and any other applicable regulatory requirements;

(d)	all necessary governmental or regulatory approvals, orders, rulings, exemptions and consents in respect of the Amalgamation shall have been obtained on terms satisfactory to the Amalgamating Corporations or any applicable governmental or regulatory waiting period shall have expired or been terminated;

(e)	immediately available funds required for the redemption of the Amalco Redeemable Preferred Shares by Amalco and the purchase of any Amalco Preferred Shares by 1212707 (pursuant to Section 13 below) shall have been provided to the depositary for CSP; and

(f)	Newco and CSP shall be satisfied that there are reasonable grounds for believing that at the Redemption Date and after payment of the consideration on redemption of the Amalco Redeemable Preferred Shares (i) Amalco will be able to pay its liabilities as they become due, and (ii) the realizable value of Amalco’s assets will not be less than the aggregate of its liabilities.
13.	Obligation to Purchase
     1212707 covenants and agrees that it will, prior to the time of the redemption of the Amalco Redeemable Preferred Shares, purchase any and all such Amalco Redeemable Preferred Shares that any holder thereof validly elects to sell to 1212707 at a purchase price of U.S.$13.10 per share, such purchases to be completed and such purchase price to be paid as soon as practicable after Computershare Trust Company of Canada, the depository for CSP, receives a duly executed and completed letter of transmittal from such holder of Amalco Redeemable Preferred Shares together with the relevant share certificates and other required documentation prior to the time of redemption.
14.	Termination
     This Agreement may, prior to the issuance of a certificate of amalgamation, be terminated by the board of directors of CSP or Newco notwithstanding the approval thereof by the shareholders of CSP and Newco.
15.	Dissenting Shareholders
     CSP Shares which are held by a Dissenting Shareholder shall not be converted into Amalco Redeemable Preferred Shares and shall not be redeemed for the Consideration. However, in the event that a Shareholder’s rights as a shareholder of CSP have been reinstated as a result of a failure to properly exercise the dissent rights in accordance with the ABCA, each CSP Share held by that Shareholder shall thereupon be deemed to have been converted as of the Effective Date for an Amalco Redeemable Preferred Share, which Amalco Redeemable Preferred Share shall be deemed to have been redeemed at the Redemption Date for the Consideration.
16.	Representations and Warranties
     CSP represents and warrants to COSL, Newco and 1212707 that:
(g)	CSP is duly continued under the ABCA and validly exists as a corporation under the laws of Alberta and has the corporate power and authority to own its properties and assets and to carry on its business as it is being conducted;

(h)	the board of directors of CSP has duly authorized the execution and delivery of this Agreement by CSP;

(i)	CSP has the corporate power and authority to enter into this Agreement;

(j)	the execution of this Agreement does not and the amalgamation of CSP and Newco will not result in a breach of or violate any term or provision of the articles or the by laws of CSP;

(k)	CSP is authorized to issue an unlimited number of CSP Shares and unlimited limited number of junior and senior preferred shares, issuable in series, of which there are issued as of the date hereof 15,052,770 CSP Shares and no preferred shares; and

(l)	as of the date hereof, there are reasonable grounds for believing that (i) CSP is and Amalco will be able to pay their liabilities as they become due, and (ii) the realizable value of CSP’s assets are not and Amalco’s assets will not be less than the aggregate of their liabilities and stated capital of all classes, and there are reasonable grounds for believing that no creditor will be prejudiced by the Amalgamation.
     Each of COSL, Newco and 1212707 represents and warrants to the Corporation that:
(m)	each of Newco, 1212707 and COSL is duly incorporated and validly exists as a corporation under the laws of Alberta and Newco and 1212707 to date have not carried on any business other than in relation to the Offer for the purchase of CSP Common Shares;

(n)	the board of directors of Newco, COSL and 1212707 have duly authorized the execution and delivery of this Agreement by Newco, COSL and 1212707, respectively;

(o)	each of Newco, COSL and 1212707 has the corporate power and authority to enter into this Agreement;

(p)	the execution of this Agreement does not and the amalgamation of CSP and Newco will not result in a breach of or violate any term or provision of the articles or the by laws of Newco, COSL or 1212707 or of any material agreement to which Newco, COSL or 1212707 is a party and by which it is bound;

(q)	Newco is authorized to issue an unlimited number of Newco Common Shares and an unlimited number of preferred shares of which there are issued as of the date hereof 172,890,078 Newco Common Shares and no preferred shares;

(r)	1212707 is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares of which there are issued as of the date hereof one common share and no preferred shares;

(s)	1212707 will have, as of the Effective Date and the Redemption Date, sufficient funds to pay all amounts to holders of Amalco Redeemable Preferred Shares which may become payable pursuant to section 13 and Newco will have, as of the Effective Date and as of the Redemption Date, sufficient funds to pay all redemption amounts to holders of Amalco Redeemable Preferred Shares which may become payable by Amalco; and

(t)	as of the date hereof, there are reasonable grounds for believing that (i) each of COSL, 1212707, and Newco is and Amalco will be able to pay their liabilities as they become due, and (ii) the realizable value of each of COSL’s, 1212707’s, and Newco’s assets are not and Amalco’s assets will not be less than the aggregate of their liabilities and stated capital of all classes, and there are reasonable grounds for believing that no creditor will be prejudiced by the Amalgamation.
17.	Filing of Documents
     Upon the shareholders of each of the Amalgamating Corporations approving this Agreement and the Amalgamation in accordance with the ABCA and applicable regulatory requirements and subject to the other provisions of this Agreement, the Amalgamating Corporations shall jointly file with the Registrar under the ABCA articles of amalgamation and such other documents as may be required.
18.	Governing Law
     This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and each of the parties to this Agreement hereby attorn to the jurisdiction of the courts in Alberta.

19.	Execution and Counterparts
     This Agreement may be executed by the parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.
20.	Third Party Beneficiaries
     The provisions of section 13 are (i) intended for the benefit of the holders of Amalco Redeemable Preferred Shares and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and 1212707 shall hold the rights and benefits of section 13 in trust for and on behalf of the Third Party Beneficiaries and 1212707 hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.
21.	Amendment
     This Agreement may at any time and from time to time be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders and any such amendment may, without limitation:
(u)	change the time for performance of any of the obligations or acts of the parties hereto;

(v)	waive compliance with or modify any of the covenants contained herein and waive or modify performance of any of the obligations of the parties hereto; or

(w)	waive compliance with or modify any other conditions precedent contained herein;
provided that no such amendment shall change the provisions hereof regarding the consideration to be received by the shareholders of CSP and Newco for their CSP Shares or Newco Common Shares, as the case may be, without approval of such shareholders, given in the same manner as required for the approval of the Amalgamation.
22.	Covenant of Newco and CSP
     Newco and CSP agree to conduct their business such that (i) at the Effective Date there are reasonable grounds to believe that Amalco will be able to pay its liabilities as they become due and the realizable value of Amalco’s assets will not be less than the aggregate of its liabilities and stated capital of all classes, and (ii) at the Redemption Date there are reasonable grounds to believe Amalco will be able to pay its liabilities as they become due and the realizable value of Amalco’s assets will not be less than the aggregate of its liabilities.
23.	Entire Agreement
     This Agreement constitutes the entire agreement among the parties to this Agreement relating to the Amalgamation and supersedes all prior agreements and understandings, oral and written, between such parties with respect to the subject matter hereof.
     IN WITNESS WHEREOF the parties have executed this Agreement.

CANADA SOUTHERN PETROLEUM LTD.		1265817 ALBERTA LTD.

By:	/s/ Donald Foulkes	By:	/s/ Marcel Coutu

	Director		President

By:	/s/ John McDonald	By:	/s/ Trudy Curran

	President and Chief Executive Officer		Corporate Secretary

CANADIAN OIL SANDS LIMITED		1212707 ALBERTA LTD.

By:	/s/ Trudy Curran	By:	/s/ Marcel Coutu

	General Counsel and Corporate Secretary		President

By:	/s/ Allen Hagerman	By:	/s/ Ryan Kubik

	Chief Financial Officer		Treasurer

SCHEDULE A
pertaining to the share capital of
the corporation resulting from the amalgamation of
Canada Southern Petroleum Ltd. and 1265817 Alberta Ltd.
(the “Corporation”)
     The authorized share capital of the Corporation shall consist of an unlimited number of Common Shares and an unlimited number of Class A Redeemable Preferred Shares. The rights, privileges, restrictions and conditions attaching to each class of shares of the Corporation shall be as follows:
Class A Redeemable Preferred Shares
1.	Redemption
     Subject to the requirements of the Business Corporations Act (Alberta) (the “ABCA”), the Corporation shall, as of 5:00 p.m. (Calgary time) on the day of the amalgamation forming the Corporation and at the instance and in the discretion of the Corporation from time to time thereafter (the “Time of Redemption”), redeem all of the Class A Redeemable Preferred Shares in accordance with the following provisions of this section 1. Except as hereinafter provided or as otherwise determined by the Corporation, no notice of redemption or other act or formality on the part of the Corporation shall be required to call the Class A Redeemable Preferred Shares for redemption.
     Class A Redeemable Preferred Shares, other than those redeemed as of 5:00 p.m. (Calgary time) on the day of the amalgamation forming the Corporation, may be redeemed at any time and from time to time by one or more resolutions (a “Redemption Resolution”) of the board of directors of the Corporation, whether made before or after the issuance or creation of the Class A Redeemable Preferred Shares to be redeemed, stating that the Class A Redeemable Preferred Shares set out in the Redemption Resolution shall be redeemed, and shall be deemed to have been redeemed for the Redemption Amount (as defined below) in the manner and at the time specified herein and in the Redemption Resolution.
     At or before each Time of Redemption, the Corporation shall deliver or cause to be delivered to Computershare Investor Services Inc. (the “Depositary”), at its principal office in the City of Calgary, Province of Alberta, U.S.$13.10 cash (the “Redemption Amount”) in respect of each Class A Redeemable Preferred Share to be redeemed. Delivery of the aggregate Redemption Amount in such a manner, shall be a full and complete discharge of the Corporation’s obligation to deliver the aggregate Redemption Amount to the holders of Class A Redeemable Preferred Shares.
     From and after the Time of Redemption, (i) the Depositary shall pay and deliver or cause to be paid and delivered to the order of the respective holders of the Class A Redeemable Preferred Shares, by way of cheque, on presentation and surrender at the principal office of the Depositary in the City of Calgary, Province of Alberta, of the certificate representing the common shares in the share capital of the Corporation’s predecessor, Canada Southern Petroleum Ltd., which were converted into Class A Redeemable Preferred Shares upon the amalgamation or such other documents as the Depositary may, in its discretion, consider acceptable, the total Redemption Amount payable and deliverable to such holders, respectively, and (ii) the former holders of Class A Redeemable Preferred Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof except to receive the Redemption Amount therefor, provided that if satisfaction of the Redemption Amount for any Class A Redeemable Preferred Share is not duly made by or on behalf of the Corporation in accordance with the provisions hereof, then the rights of such holders shall remain unaffected. Under no circumstances will interest on the Redemption Amount be paid by the Corporation whether as a result of any delay in paying the Redemption Amount or otherwise.
     From the Time of Redemption, each Class A Redeemable Preferred Share in respect of which deposit of the Redemption Amount is made shall be deemed to be redeemed and cancelled, the Corporation shall be fully and completely discharged from its obligations with respect to the payment of the Redemption Amount to such holders of Class A Redeemable Preferred Shares, and the rights of such holders shall be limited to receiving the Redemption Amount payable to them on presentation and surrender of the said certificates held by them or other documents respectively as specified above. Subject to the requirements of applicable law with respect to unclaimed property, if the Redemption Amount has not been claimed in accordance with the provisions hereof within six years of the Time of Redemption, the Redemption Amount shall be forfeited to the Corporation.

2.	Priority
     The Common Shares shall rank junior to the Class A Redeemable Preferred Shares and shall be subject in all respects to the rights, privileges, restrictions and conditions attaching to the Class A Redeemable Preferred Shares.
3.	Dividends
     The holders of the Class A Redeemable Preferred Shares shall not be entitled to receive any dividends thereon.
4.	Voting Rights
     Except as otherwise provided in the ABCA, the holders of the Class A Redeemable Preferred Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.
5.	Liquidation, Dissolution or Winding-Up
     In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the property or assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to the extinguishment of the rights of holders of Class A Redeemable Preferred Shares upon satisfaction of the Redemption Amount in respect of each Class A Redeemable Preferred Share, the holders of Class A Redeemable Preferred Shares shall be entitled to receive and the Corporation shall pay to such holders, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of Common Shares or any other class of shares ranking junior to the Class A Redeemable Preferred Shares as to such entitlement, an amount equal to the Redemption Amount for each Class A Redeemable Preferred Share held by them respectively and no more. After payment to the holders of the Class A Redeemable Preferred Shares of the amounts so payable to them as hereinbefore provided, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.
Common Shares
6.	Dividends
     The holders of the Common Shares shall be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly available for the payment of dividends of such amounts and payable in such manner as the board of directors may from time to time determine.
7.	Voting Rights
     The holders of the Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and shall be entitled to one vote in respect of each Common Share held at such meetings, except a meeting of holders of a particular class or series of shares other than the Common Shares who are entitled to vote separately as a class or series at such meeting.
8.	Liquidation, Dissolution or Winding-Up
     In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the property or assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the property or assets of the Corporation upon such distribution in priority to or ratably with the holders of the Common Shares, be entitled to receive the remaining property and assets of the Corporation.